UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-35763

DS HEALTHCARE GROUP, INC.

(Exact name of registrant as specified in its charter)

5379 Lyons Road

Coconut Creek, Florida, 33073

(888) 404-7770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 per share

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  135

Pursuant to the requirements of the Securities Exchange Act of 1934, DS Healthcare Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 27, 2018	By:	/s/ Fernando Tamez Gutierrez
Fernando Tamez Gutierrez Chief Executive Officer